SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 8)(1)


                                INTELLICORP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                  458153103000
                                 (CUSIP Number)

                                 Benjamin Raphan
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                 April 30, 1998
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No. 458153103000                                         Page 2 of 5 Pages
----------------------                                         -----------------


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Norman J. Wechsler

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                    3,294,085 (including 1,877,096 shares issuable upon
   SHARES           conversion  of  a  convertible   note,  convertible
                    preferred stock,  exercise of a warrant and exercise
BENEFICIALLY        of a stock option of the Issuer)

  OWNED BY     _________________________________________________________________
               8    SHARED VOTING POWER
    EACH
                    5,000
  REPORTING
               _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER

    WITH            3,294,085 (including 1,877,096 shares issuable upon
                    conversion  of  a  convertible   note,  convertible
                    preferred stock,  exercise of a warrant and exercise
                    of a stock option of the Issuer)
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    5,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,299,085 (including 1,877,096 shares issuable upon conversion of a convertible note, convertible preferred stock, exercise of a warrant and exercise of a stock option of the Issuer)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 5 Pages

     This Amendment No. 8 amends the Schedule 13D dated November 9, 1995 of Norman J. Wechsler (the "Reporting Person"), as heretofore amended by Amendment No. 1 thereto dated December 19, 1995, Amendment No. 2 dated January 25, 1996, Amendment No. 3 dated April 19, 1996, Amendment No. 4 dated August 7, 1996, Amendment No. 5 dated September 20, 1996, Amendment No. 6 dated January 10, 1997, and Amendment No. 7 dated January 9, 1998, with respect to the Common Stock, par value $.001 per share ("Common Stock"), issued by Intellicorp, Inc. (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in Amendment No. 7 to the Schedule 13D dated January 9, 1998 of the Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration.

The source and amount of the funds used by the Reporting Persons to purchase the securities reported in Item 5(c) are as follows:

         Number of Shares           Amount of Funds           Source of Funds
         ----------------           ---------------           ---------------
            25,200                    $98,462.50              Personal Funds
            28,707                       -0-                       N/A


         Number of Options          Amount of Funds           Source of Funds
         -----------------          ---------------           ---------------
             5,000                       -0-                       N/A

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) According to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998 there were outstanding 14,868,559 shares of Common Stock on April 30, 1998. The Reporting Person beneficially owns 3,299,085 shares of Common Stock (19.7% of the issued and outstanding shares of Common Stock), which amount includes (i) 598,542 shares of Common Stock beneficially owned by Wechsler & Co., Inc.; (ii) 60,000 shares of Common Stock beneficially owned by Sharon C. Wechsler, the Reporting Person's spouse; (iii) 5,000 shares of Common Stock beneficially owned by a trust for the benefit of David Wechsler, the minor son of the Reporting Person, of which the Reporting Person and his spouse are the trustees (the "Wechsler Trust"); (iv) 26,101 shares of Common Stock beneficially owned by Waco Partners, a New York general partnership ("Waco"), of which the Reporting Person is the managing general partner; and (v) 2,609,442 shares of Common Stock owned by the Reporting Person, which amount includes 20,000 shares of Common Stock issuable upon exercise of the Option; 629,032 shares of Common Stock issuable upon conversion of the Issuer's 10% Senior Convertible Note, 758,064 shares of Common Stock issuable upon conversion of the Issuer's Series A Preferred Stock and 470,000 shares of Common Stock issuable upon exercise of a warrant of the Issuer. The Reporting Person expressly disclaims beneficial ownership of the 60,000 shares of Common Stock owned by the Reporting Person's

                                Page 3 of 5 Pages
spouse and the 5,000 shares of Common Stock owned by the Wechsler Trust.

     The Reporting Person has the sole power to vote and dispose of all such shares, except for the 5,000 shares beneficially owned by the Wechsler Trust as to which the Reporting Person has shared voting and dispositive power.

     (c) The Reporting Person has effected the following transactions in the shares of Common Stock since the filing of Amendment No. 7:

                                     OPTIONS

                               No. of                         Price
  Transaction                  Options                         Per
      Date                    Acquired                       Option
  -----------                 --------                       ------
December 8, 1997                5,000                  Issued to Reporting
                                                       Person as Director of
                                                              Issuer

================================================================================

                                COMMON STOCK
                                   No. of                       Price
  Transaction                      Shares                        Per
      Date                        PURCHASED                     Share
  -----------                    ----------                     -----
April 30, 1998                     13,018                     Interest
April 30, 1998                     15,689                     Dividend
May 4, 1998                         3,500                     $3.875
May 4, 1998                         2,000                     $3.84375
May 7, 1998                         7,000                     $4.00
May 8, 1998                         7,000                     $3.875
May 11, 1998                        1,000                     $3.875
May 13, 1998                        4,700                     $3.875


     Other than as set forth above in this Item 5(c), the Reporting Person has not effected any transactions since the filing of Amendment No. 7.

     (d) No person, other than the persons named above, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Common Stock.


                                Page 4 of 5 Pages

     The filing of this statement shall not be deemed an admission by the Reporting Person that he owns the securities held by the Wechsler Trust or Sharon C. Wechsler. The Reporting Person expressly disclaims beneficial ownership of all securities held by the Wechsler Trust or Sharon C. Wechsler for any purpose.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  August 21, 1998




                                                   /s/ Norman J. Wechsler
                                                   -----------------------------
                                                   Norman J. Wechsler


                                Page 5 of 5 Pages